Exhibit 99.1

dLocal Appoints Pedro Arnt as Co-Chief Executive Officer alongside Sebastián Kanovich

Montevideo, Uruguay, August 15, 2023 – DLocal Limited (“dLocal,” the “Company,” “we,” “us,” and “our”) (Nasdaq: DLO), a technology-first payments platform enabling global enterprise merchants to connect with billions of consumers in emerging markets, today announced that Pedro Arnt has been appointed as co-Chief Executive Officer and member of the Board of Directors of the Company, effective immediately, to serve as co-Chief Executive Officer alongside Sebastián Kanovich.

Mr. Arnt has extensive leadership experience in the tech sector and as a public company executive, having spent over 25 years in operations, strategy and finance, including most recently as Chief Financial Officer for the last twelve years at Mercado Libre, one of the largest technology companies with operations in Emerging Markets.

Mr. Arnt and Mr. Kanovich form an exceptional partnership, combining highly complementary leadership and skills sets. Mr. Arnt will contribute his extensive experience in scaling successful high performance tech-driven organizations. Mr. Kanovich contributes significant commercial, tech and payments expertise, as well as exceptional execution skills. Mr. Kanovich, as a key shareholder of dLocal and co-Chief Executive Officer, together with Mr Arnt, as co-Chief Executive Officer, have a shared commitment to further execute on the huge opportunities ahead for dLocal.

Mr. Kanovich commented “I am delighted to welcome Pedro as co-CEO. We have a huge opportunity ahead and I am confident that Pedro and I will steer dLocal's next chapter as we continue to execute on our plan of delivering long-term value for our merchants, consumers, and partners. As a key shareholder and part of the founding team, I continue to be committed to the future success of Dlocal.”

Mr. Arnt added “I am honored and excited to join dLocal as co-CEO. The company’s proven success in placing customers first, serving many of the largest technology companies and enterprises in the world, throughout numerous high growth emerging markets, presents a truly unique business opportunity. I am confident that combining my expertise, both as an operator, public company executive and board member, in designing, building and scaling organizations, with Sebastian’s and his team’s proven track record of delivering results, will further position dLocal to achieve great things going forward.”

Eduardo Azar, dLocal’s Chairman of the Board of Directors, stated, "We are thrilled to have Pedro joining the team. Sebastian and Pedro possess deep knowledge of technology and payments. They have both had very successful experiences working at high-growth companies in Emerging Markets. Their combined leadership creates a unique opportunity to deliver sustainable, long term value to our shareholders”

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About Pedro Arnt

Mr. Arnt has over 25 years of working experience in strategy, operations and finance. Before joining dLocal, Mr. Arnt served as Chief Financial Officer, Executive Vice President of Mercado Libre for more than twelve years. Prior to his appointment as Chief Financial Officer, Mr. Arnt served in various capacities since joining Mercado Libre in December 1999. Prior to joining Mercado Libre, Mr. Arnt worked for The Boston Consulting Group. Mr. Arnt also serves on the Board of Directors of Allegro.eu, a leading publicly traded European marketplace and payments company, and as an Executive Advisor to Riverwood Capital. He has received numerous accolades as a top TMT public company CFO in Latin America. Mr. Arnt is a British and Brazilian

citizen and holds a bachelor’s degree, magna cum laude, from Haverford College and a master’s degree from the University of Oxford.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in 40 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Investor Relations Contact:

ir@dlocal.com

Media Contact:

marketing@dlocal.com